EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer

Brigus Gold Corp.
2000 Barrington Street, Suite 501
Hallifax, Nova Scotia
B3J 3K1

ITEM 2.	Date of Material Change

October 19, 2010.

ITEM 3.	Press Releases

Press release in the form of Schedule A attached hereto was disseminated on October 19, 2010 via BusinessWire news service.

ITEM 4.	Summary of Material Change

Brigus Gold Corp. (“Brigus Gold” or the “Company”) (TSX and NYSE Amex: BRD) announced that it has completed its previously-announced offering of 34,500,000 units (“Units”) and 3,382,353 common shares designated as flow-through common shares for purposes of the Income Tax Act (Canada) (the “Flow-Through Shares”) (including 4,500,000 additional Units and 441,176 additional Flow-Through Shares which formed the Over-Allotment Option) at a price of C$1.50 per Unit and C$1.70 per Flow-Through Share, for gross proceeds to the Company of C$57,500,000.

ITEM 5.	Full Description of Material Change

See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Executive Officer

The following officers of the Company may be contacted for further information:

Wendy Yang, Vice President of Investor Relations
Tel: (303) 524-3203
E-mail: ir@brigusgold.com

Sean Tufford, Director of Investor Relations
Tel: (902) 422-1421
E-mail: sean@brigusgold.com

ITEM 9.	Date of Report

This report is dated this 19th day of October, 2010.

Schedule A

News Release

Brigus Gold Completes Previously Announced C$57.5 Million Financing

Halifax, Nova Scotia; October 19, 2010 – Brigus Gold Corp. (“Brigus Gold” or the “Company”) (TSX and NYSE Amex: BRD) is pleased to announce that it has completed its previously-announced offering (the “Offering”) of 34,500,000 units (“Units”) and 3,382,353 common shares designated as flow-through common shares for purposes of the Income Tax Act (Canada) (the “Flow-Through Shares”) (including 4,500,000 additional Units and 441,176 additional Flow-Through Shares which formed the Over-Allotment Option as defined below) at a price of C$1.50 per Unit (the “Unit Price”) and C$1.70 per Flow-Through Share, for gross proceeds to the Company of C$57,500,000.  Each Unit consists of one common share  in the capital of the Company (a “Common Share”) and one-quarter of one common share purchase warrant (each whole warrant, a “Warrant”), with each Warrant entitling the holder to acquire one Common Share at a price of C$2.19 per share on or before November 19, 2014.

The Offering syndicate was led by Haywood Securities Inc. and included Cormark Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Jennings Capital Inc., Paradigm Capital Inc. and Brant Securities Limited (collectively, the “Underwriters”).

The Underwriters exercised their option to arrange for additional purchases of up to 4,500,000 Units and up to 441,176 Flow-Through Shares sold pursuant to the Offering to cover over-allotments (the “Over-Allotment Option”).

In connection with the closing of the Offering, the Company obtained a consent (the “Consent”) of its lenders under a project facility agreement (the “Project Facility Agreement”) dated as of February 20, 2009, as amended, between Brigus Gold as borrower and Macquarie Bank Limited and RMB Australia Holdings Limited (collectively, the “Lenders”) pursuant to which the Lenders agreed, among other things, that the proceeds from the Offering would be used as follows:

●	C$5.0 million of the net proceeds from the sale of the Units will be used for working capital purposes;
●	Approximately US$21.0 million will be applied, within one business day of closing, to the outstanding principal owing under the Project Facility Agreement;
●	Approximately US$21.0 million will be applied, within thirty days of closing, to unwinding some of the Company’s existing gold hedge commitments.

The Company will use the gross proceeds from the sale of the Flow-Through Shares to incur flow-through expenditures for its Canadian projects located near Timmins, Ontario and Uranium City, Saskatchewan which qualify as Canadian Exploration Expense (“CEE”), and will renounce such flow-through expenditures to the investors for the Company’s taxation year ending December 31, 2010.

Brigus Gold’s project facility debt balance will be reduced to approximately US$20.8 million after payment of approximately US$21.0. This will represent a 70% reduction in the project facility debt from the original US$70.0 million principal owed at the beginning of 2010.  In connection with the Consent and the application of net proceeds of the Offering, the Lenders also agreed to amend the repayment schedule into quarterly payments of approximately US$3.5 million per quarter, with the first quarterly payment scheduled for June 30, 2011.

The securities issued pursuant to the Offering were not registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Brigus Gold

Brigus Gold is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates the wholly owned Black Fox Mine in the Timmins Gold District of Ontario, Canada.   The Black Fox Mine is located in the Township of Black River-Matheson, Ontario, Canada. Brigus Gold is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus Gold holds a 100 percent interest in the Ixhuatan Property located in the state of Chiapas, and an 80 percent interest in the Huizopa Joint Venture, an early stage, gold-silver exploration joint venture located in the State of Chihuahua. In the Dominican Republic, Brigus Gold also has a joint venture covering the APV, Loma El Mate and Loma Hueca mineral exploration projects.

Contact Information:
Wendy Yang, Vice President of Investor Relations
Phone: 303-524-3203
E-mail: ir@brigusgold.com

Sean Tufford, Director of Investor Relations
Phone: 902-422-1421                                                                           Toll Free: 1-866-785-0456
Email: sean@brigusgold.com

Website: www.brigusgold.com

Cautionary and Forward-Looking Statements

Statements contained in this document which are not historical facts are forward-looking statements that involve risk, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.  All statements regarding the Company's use of proceeds from the Offering and ability to make the scheduled payments under the Project Facility Agreement are forward-looking statements and estimates that involve various risks and uncertainties.  This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the outcome of legal proceedings, the issue of permits, the size and quality of the company's mineral resources, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, and the financial results of the Company.

Important factors that could cause actual results to differ materially from these forward-looking statements include environmental risks and other factors disclosed under the heading “Risk Factors” in Brigus Gold’s most recent annual report on Form 10-K filed with the United States Securities and Exchange Commission and elsewhere in Brigus Gold’s documents filed from time to time with the Toronto Stock Exchange, the NYSE Amex Equities, the United States Securities and Exchange Commission and other regulatory authorities.  All forward-looking statements included in this news release are based on information available to the Company on the date hereof.  The Company assumes no obligation to update any forward-looking statements, except as required by applicable securities laws.